Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

STEEL PARTNERS HOLDINGS L.P.,

SP MERGER SUB, INC.

and

STEEL CONNECT, INC.

Dated as of June 12, 2022

i

INDEX OF DEFINED TERMS

Agreement	1
Alternative Acquisition Agreement	26
Applicable Date	12
Bankruptcy and Equity Exceptions	9
Cap	31
Certificate of Merger	3
Clearance Date	28
Closing	3
Closing Date	3
Common Stockholder Approval	9
Company Assets	10
Company Board	1
Company Board Recommendation	1
Company Certificates	4
Company Common Stock	1
Company Contracts	15
Company Convertible Note	5
Company Disclosure Letter	8
Company Financial Advisor	18
Company Organizational Documents	9
Company Parties	39
Company Permits	17
Company Proxy Materials	28
Company Proxy Statement	9
Company Rights Agreement	11
Company SEC Reports	12
Company Stockholders Meeting	9
Converted Share	4
Converted Shares	4
Courts	45
DGCL	1
Dissenting Share	8
Dissenting Shares	8
Effective Time	3
Electronic Delivery	48
Environmental Laws	16
Environmental Matters	16
Exchange Act	10
Excluded Shares	4
Expenses	33
Expenses Reimbursement	38
GAAP	13
Go-Shop Period	33
Governmental Entity	9

Indemnification Expenses	30
Indemnified Person	30
Legal Actions	15
Liabilities	14
Management Services Agreement	25
Merger	1
Merger Sub	1
ModusLink CVR	4
ModusLink CVR Agreement	2
NYSE	20
Outside Date	36
Parent	1
Parent Assets	20
Parent LPA	2
Parties	1
Party	1
Payment Agent	5
Payment Fund	5
Per Share Cash Merger Consideration	4
Per Share Merger Consideration	4
Permits	17
Preferred Stockholder Approval	9
Representatives	24
Rights Agent	2
Sarbanes-Oxley Act	12
Schedule 13E-3	27
SEC	9
Securities Act	10
Special Committee	1
Special Committee Recommendation	1
Surviving Bylaws	3
Surviving Charter	3
Surviving Corporation	3
Takeover Statutes	10
Tax Return	16
Taxes	16
Termination Fee	38
Transactions	1

v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 12, 2022 (as amended, this “Agreement”), by and among Steel Partners Holdings L.P., a Delaware limited partnership (“Parent”), SP Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Steel Connect, Inc., a Delaware corporation (the “Company” and collectively with Parent and Merger Sub, the “Parties” and each, a “Party”).

RECITALS

(a)  Parent, directly and indirectly, exercises voting power over shares of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), that, together with the Company Series C Preferred Stock (as defined below) over which Parent, directly or indirectly, exercises voting power, represents approximately 46.1% of the outstanding voting power of the Company.

(b)  The Parties desire to effect the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which each share of Company Common Stock (other than Excluded Shares and Dissenting Shares (each as defined below)) shall be converted into the right to receive the Per Share Merger Consideration (as defined below), upon the terms and subject to the conditions set forth herein.

(c)  The board of directors of the Company (the “Company Board”) has established a special committee consisting solely of independent and disinterested directors of the Company (the “Special Committee”), which Special Committee has been delegated the full and exclusive power and authority of the Company Board to, among other things, review, evaluate, consider and negotiate the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) and make a recommendation to the Company Board with respect thereto.

(d)  The Special Committee has unanimously (i) determined that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the holders of capital stock of the Company (other than the holders of Excluded Shares (as defined below)), (ii) recommended to the Company Board that the Company Board adopt resolutions approving, adopting and declaring advisable this Agreement and the Transactions and (iii) recommended to the Company Board that the Company Board recommend that the holders of capital stock of the Company entitled to vote, vote for the adoption of this Agreement (such recommendation, the “Special Committee Recommendation”).

(e)  The Company Board, based on the Special Committee Recommendation, has (i) determined that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the holders of capital stock of the Company (other than the holders of Excluded Shares), (ii) approved and declared advisable this Agreement and the Transactions and (iii) recommended that the holders of capital stock of the Company entitled to vote, vote for the adoption of this Agreement (such recommendation, the “Company Board Recommendation”).

(f)  The board of directors of Merger Sub has unanimously (i) determined that the terms of this Agreement and the Transactions are fair to and in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (ii) approved and declared advisable this Agreement and the Transactions, and (iii) recommended that this Agreement be adopted by sole stockholder of Merger Sub.

(g)  The General Partner (as defined in the Parent LPA (as defined below)) has determined, in its sole discretion (as defined in the Parent LPA), that this Agreement and the Transactions are necessary and appropriate to the conduct of the business of Parent in compliance with the Ninth Amended and Restated Agreement of Limited Partnership of Parent dated as of June 1, 2022 (the “Parent LPA”).

(h)  Concurrently with, and as a condition to, the consummation of the Merger, Parent, Merger Sub, the Company, the shareholder representative to be determined thereunder and the rights agent to be determined thereunder (the “Rights Agent”), shall enter into a Contingent Value Rights Agreement with respect to the direct or indirect sale, transfer or other disposition (including by means of a merger or other business combination transaction) of all or any portion of the ModusLink Assets to one or more buyers in a single transaction or in a series of transactions within twenty four (24) months of the Closing Date for an aggregate purchase price that exceeds $80,000,000 plus certain related costs and expenses, substantially in the form attached hereto as Exhibit A (subject to changes to reflect the reasonable requests of the Rights Agent) (the “ModusLink CVR Agreement”).

(i)  Concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, each of Handy & Harman Ltd., WHX CS Corp., Steel Partners, Ltd., SPH Group LLC, SPH Group Holdings LLC, Steel Partners Holdings GP Inc., Steel Excel Inc., Warren G. Lichtenstein and Jack L. Howard is entering into a voting agreement with Parent and the Company pursuant to which, among other things, such Person has agreed, on the terms and subject to the conditions set forth therein, to vote or cause to be voted all shares of Company Common Stock and Company Series C Preferred Stock beneficially owned by such Person for the adoption of this Agreement and an Alternative Acquisition Agreement approved by the Company Board (acting on the recommendation of the Special Committee) or the Special Committee in accordance with the provision of Section 5.4(d)(ii).

(j)  For federal income tax purposes, it is intended that the Merger be treated as a redemption of the stock not held by Parent and its wholly-owned Subsidiaries, and for the avoidance of doubt will be taxable in the hands of the recipients of cash.

(j)  Certain capitalized terms used in this Agreement have the meanings specified in Section 8.1.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I
MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”), and become a wholly-owned subsidiary of Parent.

Section 1.2 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Greenberg Traurig, LLP, One Vanderbilt Avenue, New York, NY 10017, at 9:00 a.m., no later than the (3rd) third Business Day after the day on which the last of those conditions (other than any conditions that by their nature are to be satisfied at the Closing) is satisfied or, to the fullest extent permitted by applicable Laws, waived in accordance with this Agreement, or (b) at such other place and time or on such other date as Parent and the Company may agree in writing (the date on which the Closing occurs is referred to in this Agreement as the “Closing Date”).

Section 1.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, (a) the Company shall cause a certificate of merger (the “Certificate of Merger”) to be duly executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and (b) Parent and the Company shall cause all other filings, recordings or publications required by the DGCL in connection with the Merger to be duly executed, signed, acknowledged and filed. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 1.5 Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall, from and after the Effective Time, be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”) until thereafter amended in accordance with the Surviving Charter or by applicable Laws.

Section 1.6 Bylaws. The Company shall take all lawful action so that the bylaws of the Company in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until thereafter amended in accordance with the Surviving Charter, Surviving Bylaws or by applicable Laws.

Section 1.7 Directors. The Company shall take all lawful action so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

Section 1.8 Officers. The Company shall take all lawful action so that the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

Article II
EFFECT OF THE MERGER

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger, and without any action on the part of the Parties or the holders of any capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent and Wholly-Owned Subsidiaries Stock. Each share of Company Common Stock owned by the Company or any of its wholly-owned Subsidiaries or by Parent or any of its wholly-owned Subsidiaries issued and outstanding immediately prior to the Effective Time (collectively, “Excluded Shares”) shall be automatically canceled and shall cease to exist, and no consideration shall be paid in respect thereof.

(c) Conversion of Company Common Stock.

(i) Each Eligible Share (other than Dissenting Shares) shall be converted into the right to receive (A) $1.35 in cash, without interest (the “Per Share Cash Merger Consideration”) and (B) one contingent value right to receive, subject to the terms of the ModusLink CVR Agreement, the ModusLink CVR Payment Amount (such right, a “ModusLink CVR”). For purposes of this Agreement, the term “Per Share Merger Consideration” shall mean the Per Share Cash Merger Consideration together with the ModusLink CVR, if applicable.

(ii) Each Eligible Share converted into the right to receive the Per Share Merger Consideration as provided in Section 2.1(c)(i) (each, a “Converted Share” and collectively, the “Converted Shares”) shall automatically be canceled and shall cease to exist and (B) the holders of certificates which immediately prior to the Effective Time represented Converted Shares (“Company Certificates”) shall cease to have any rights with respect to those shares, other than the right to receive the Per Share Merger Consideration with respect to each such share as provided in Section 2.1(c)(i) upon surrender of Company Certificates in accordance with Section 2.2(b).

(d) Treatment of Restricted Shares of Company Common Stock. Each Company Restricted Share that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Restricted Share, shall be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time, and each such Company Restricted Share shall be canceled and converted into the right to receive the Per Share Merger Consideration.

(e) Treatment of Company Series C Preferred Stock. Each share of Company Series C Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

(f) Treatment of Company Convertible Note. The Company’s 7.50% Convertible Senior Note due March 1, 2024 issued by the Company to SPH Group Holdings LLC (the “Company Convertible Note”), as in effect immediately prior to the Effective Time, shall remain in effect.

Section 2.2 Surrender of Company Certificates.

(a) Payment Agent. Promptly following the Effective Time, Parent shall deposit or cause to be deposited with a bank or trust company designated by Parent and reasonably acceptable to the Company to act as paying agent (the “Payment Agent”), for the benefit of holders of Eligible Shares, cash in an aggregate amount payable under Section 2.1(c)(i). Such aggregate cash amount is referred to in this Agreement as the “Payment Fund.” Until disbursed in accordance with the terms and conditions of this Agreement, the Payment Agent shall invest the Payment Fund as directed by Parent (on behalf of the Surviving Corporation) in short-term obligations of the United States of America with maturities of no more than ninety (90) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available); provided, however, that no such investment shall relieve the Payment Agent from making the payments required by Section 2.1(c)(i) and, following any losses from such investment causing the Payment Fund to be less than the aggregate amount then payable under Section 2.1(c)(i), Parent shall promptly deposit or cause to be deposited such amount of cash as may be required to permit the Payment Agent to make the payments required by Section 2.1(c)(i). Any net profit resulting from, or income produced, by such investments shall inure to the benefit of and be the sole and exclusive property of and paid to the Surviving Corporation.

(b) Procedures.

(i) Letter of Transmittal. Promptly, and in any event within five (5) Business Days after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, cause the Payment Agent to mail to each holder of record of Eligible Shares that are (x) represented by Company Certificates or (y) Book-Entry Shares (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to the Company Certificates or such Book-Entry Shares shall pass, only upon proper delivery of Company Certificates (or affidavits of loss in lieu of the Company Certificates, as provided in Section 2.2(f)) or the surrender of such Book-Entry Shares to the Payment Agent and (B) instructions for surrendering the Company Certificates (or affidavits of loss in lieu of the Company Certificates, as provided in Section 2.2(f)) or such Book-Entry Shares to the Payment Agent.

(ii) Surrender of Company Certificates. Upon surrender of Eligible Shares that (A) are represented by Company Certificates, by physical surrender of such Company Certificates (or affidavits of loss in lieu of the Company Certificates, as provided in Section 2.2(f)), together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Payment Agent in accordance with the terms of the materials and instructions provided by the Payment Agent or (B) are Book-Entry Shares, by receipt of an “agent’s message” by the Payment Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Payment Agent may reasonably request), the holder of such Eligible Shares represented by such Company Certificate or such Book-Entry Share shall be entitled to receive in exchange therefor the Per Share Merger Consideration payable in respect of each Converted Share represented by such Company Certificate or Book-Entry Share, as provided in Section 2.1(c)(i), less any required withholding of Taxes. Any Company Certificates or Book-Entry Shares so surrendered shall immediately be canceled. No interest shall accrue or be paid on any amount payable upon due surrender of Company Certificates or Book-Entry Shares. Notwithstanding anything herein to the contrary, with respect to the ModusLink CVRs, the payment of any ModusLink CVR Payment Amount and the exchange procedures with respect thereto shall be governed by the terms of the ModusLink CVR Agreement.

(iii) Unregistered Transferees. If any Per Share Merger Consideration is to be paid to any Person other than that in which a Converted Share represented by the surrendered Company Certificate is registered, the Per Share Merger Consideration may be paid to such a transferee if the Company Certificate representing such Converted Share is surrendered to the Payment Agent and is accompanied by all documents required to evidence and effect that transfer and the Person requesting such exchange shall have (A) paid any applicable transfer Taxes or (B) established to the satisfaction of Parent and the Payment Agent that those Taxes have been paid or are not applicable. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.2(b), each Converted Share represented by a Company Certificate Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Per Share Merger Consideration. The Per Share Merger Consideration issued or paid with respect to each Converted Share upon the surrender of any Company Certificate or acceptable evidence of a Book-Entry Share formerly representing any Eligible Share shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to that Company Certificate and any Converted Shares represented by that Company Certificate.

(c) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d) Termination of Payment Fund. Upon the request of Parent, any portion of the Payment Fund that remains unclaimed by the holders of Company Certificates twelve (12) months after the Effective Time shall be delivered by the Payment Agent to Parent or the Surviving Corporation, as determined by Parent. Any holder of Eligible Shares who has not complied with this Article II by such time shall thereafter look only to Parent or the Surviving Corporation, as applicable, for payment of the Per Share Merger Consideration with respect to each Eligible Share.

(e) No Liability. None of Parent, Merger Sub, the Surviving Corporation or the Payment Agent shall, to the fullest extent permitted by applicable Laws, be liable to any holder of Company Certificates or Book-Entry Shares for any Per Share Merger Consideration properly delivered to a public official under applicable abandoned property, escheat or similar Laws. If any Company Certificates or Book-Entry Shares have not been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any Per Share Merger Consideration in respect of the Converted Shares represented by those Company Certificates or Book-Entry Shares would otherwise escheat to or become the property of any Governmental Entity), any Per Share Merger Consideration payable in respect of a Converted Share represented by those Company Certificates or Book-Entry Shares shall, to the fullest extent permitted by applicable Laws, become the property of the Parent, free and clear of all claims or interests of any Person previously entitled to that Per Share Merger Consideration.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in a form and in substance as reasonably acceptable to Parent) of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and the posting by such Person of a bond (in the form reasonably required by Parent) sufficient to indemnify Parent against any claim that may be made against Parent or the Surviving Corporation on account of the alleged loss, theft or destruction of any such Company Certificate, the Payment Agent shall deliver the Per Share Merger Consideration in exchange for each Converted Share represented by such lost, stolen or destroyed Company Certificate.

Section 2.3 Withholding Rights. Each of Parent and the Surviving Corporation shall, to the fullest extent permitted by applicable Laws, be entitled to deduct and withhold from the Per Share Merger Consideration payable to any Person such amounts as it is required to deduct and withhold from such payment under any applicable Laws. If the Payment Agent, Parent or the Surviving Corporation, as the case may be, deducts or withholds any such amounts, such amounts shall be treated for all purposes as having been paid to the Person in respect of whom the Payment Agent, Parent or the Surviving Corporation, as the case maybe, made such deduction and withholding.

Section 2.4 Appraisal Rights. None of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, the holder of which has neither voted in favor of the Merger or consented thereto in writing pursuant to Section 228 of the DGCL and who has demanded such holder’s right to appraisal in accordance with Section 262 of the DGCL (such shares, the “Dissenting Shares” and each, a “Dissenting Share”), and who has not effectively withdrawn or lost such holder’s rights to appraisal, shall be converted into the right to receive the Per Share Merger Consideration. At the Effective Time, all Dissenting Shares shall be canceled and shall cease to exist and shall represent the right to receive only those rights provided under the DGCL. If, after the Effective Time, any holder of a Dissenting Share withdraws, loses or fails to perfect such holder’s rights to appraisal, such Dissenting Share shall be treated as if it had been converted, as of the Effective Time, into the Per Share Merger Consideration. The holders of Dissenting Shares shall be entitled only to those rights granted under Section 262 of the DGCL. The Company shall promptly notify Parent upon receipt of any written demands for appraisal under Section 262 of the DGCL and any withdrawals of such demands and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (i) in the Company SEC Reports publicly filed at least one Business Day prior to the date of this Agreement (including any exhibits or schedules to the Company SEC Reports and any documents incorporated by reference therein but excluding any disclosures set forth under the captions “Risk Factors” and “Forward-Looking Statements” to the extent they are general in nature, or are cautionary, predictive or forward-looking in nature) or (ii) in the disclosure letter, dated as of the date of this Agreement, delivered by the Company to Parent (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of this Agreement and the Company Disclosure Letter to the extent that the relevance thereof is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Power. Each of the Company and its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 3.2 Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity, and is in good standing, in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.3 Corporate Authorization. The Company has all necessary corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by the affirmative vote of (a) the holders of a majority in voting power of the outstanding shares of Company Common Stock and Company Series C Preferred Stock (voting on an as converted to shares of Company Common Stock basis), voting together as a single class (the “Common Stockholder Approval”), and (b) the holders of a majority of the outstanding shares of Company Series C Preferred Stock (the “Preferred Stockholder Approval”), to consummate the Transactions. The Special Committee has unanimously duly adopted resolutions (i) determining that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the holders of capital stock of the Company (other than the holders of Excluded Shares), (ii) recommended to the Company Board that the Company Board adopt resolutions approving, adopting and declaring advisable this Agreement and the Transactions and (iii) providing for the Special Committee Recommendation. The Company Board has duly adopted resolutions (i) determining that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the holders of capital stock of the Company (other than the holders of Excluded Shares), (ii) approving and declaring advisable this Agreement and the Transactions and (iii) providing for the Company Board Recommendation. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the obtainment of the Requisite Company Vote.

Section 3.4 Enforceability. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors rights and general principles of equity (the “Bankruptcy and Equity Exceptions”).

Section 3.5 Organizational Documents. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation and bylaws (or the equivalent organizational documents) of the Company and each of its Subsidiaries, in each case, as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”).

Section 3.6 Governmental Authorizations. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not require any consent, approval or similar authorization of, or filing with or notification to, any domestic or foreign international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity, including the European Union and the European Community (each, a “Governmental Entity”), other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the United States Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (as amended or supplemented, the “Company Proxy Statement”) relating to the meeting of the stockholders of the Company to be held to consider, among other items, adoption of this Agreement (the “Company Stockholders Meeting”), (ii) any reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that may be required in connection with this Agreement and the Transactions and (iii) any filings under the Securities Act of 1933, as amended (the “Securities Act”);

(c) compliance with the rules and regulations of the Nasdaq Capital Market (“Nasdaq”); and

(d) compliance with the so-called “fair price,” “moratorium,” “control share acquisition” or other similar state anti-takeover Laws (“Takeover Statutes”) set forth in Section 3.6(d) of the Company Disclosure Letter.

Section 3.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not:

(a) assuming the Requisite Company Vote is obtained, contravene or conflict with, or result in any violation of or breach of, any provision of the Company Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (collectively, “Company Assets”) are bound, assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.6 have been obtained or made and assuming the Requisite Company Vote is obtained;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Company Contracts, other than as set forth in Section 3.7(c) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(d) require any consent, approval or other authorization of, or any filing with or notification to, any Person under any Company Contracts, other than as set forth in Section 3.7(d) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; or

(e) give rise to any termination, cancellation, amendment or acceleration of any rights or obligations under any Company Contracts, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.8 Capitalization.

(a) The authorized capital stock of the Company consists solely of (i) One Billion Four Hundred Five Million (1,405,000,000) shares of Company Common Stock and (ii) Five Million (5,000,000) shares of preferred stock, par value $0.01 per share, of which (A) One Hundred Forty Thousand (140,000) have been designated as Company Series A Junior Participating Preferred Stock and (B) Thirty-Five Thousand (35,000) have been designated as Company Series C Preferred Stock and One Million Four Hundred Thousand (1,400,000) have been designated as Company Series D Junior Participating Preferred Stock.

(b) Pursuant to the Certificate of Designation of Series D Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on January 19, 2018, the Company Board created the Company Series D Junior Participating Preferred Stock, which were issuable in connection with the Tax Benefits Preservation Plan, dated as of January 19, 2018, by and between ModusLink Global Solutions, Inc. and American Stock Transfer & Trust Company, LLC, as rights agent, as amended as of January 8, 2021 (the “Company Rights Agreement”).

(c) As of the close of business on June 10, 2022, (i) 60,398,784 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held in treasury by the Company and its Subsidiaries, (iii) 482,026 shares of Company Common Stock were reserved for issuance upon vesting of a restricted stock grant, (iv) no shares of Company Series A Junior Participating Preferred Stock were issued and outstanding, (v) no shares of Company Series D Junior Participating Preferred Stock were issued and outstanding, and no shares of Company Series D Junior Participating Preferred Stock were reserved for issuance pursuant to the Company Rights Agreement, (vi) 35,000 shares of Company Series C Preferred Stock were issued and outstanding and 17,857,143 shares of Company Common Stock were reserved for issuance upon conversion of such shares of Company Series C Preferred Stock, and (vii) 6,293,707 shares of Company Common Stock were reserved for issuance upon conversion of the Company Convertible Note.

(d) Except as set forth above, as of the close of business on June 10, 2022, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. Since such date, no shares of capital stock of the Company, or securities convertible or exchangeable into or exercisable for shares of capital stock of the Company, have been issued.

(e) All shares of Company Common Stock that are subject to issuance prior to the Effective Time on the terms and conditions specified in the instruments under which they are issuable, (i) will be duly authorized, validly issued, fully paid and non-assessable and (ii) will not be subject to subscription or preemptive rights.

(f) There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Common Stock or Company Series C Preferred Stock or any capital stock of any Subsidiary of the Company or (ii) to provide funds to or make any investment in (A) any Subsidiary of the Company that is not wholly-owned by the Company or (B) any other Person.

(g) Each outstanding share of capital stock of the Company is duly authorized, validly issued, fully paid and non-assessable, and not subject to subscription or preemptive rights. Each outstanding share of capital stock, limited liability company or membership interest, partnership interest or other equity interest of each Subsidiary of the Company is duly authorized, validly issued and, to the extent relevant under applicable Laws, fully paid and non-assessable, and not subject to subscription or preemptive rights and each such share or other equity interest owned by the Company or any of its Subsidiaries is free and clear of all Liens, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.9 No Stock Options. Except for (i) the aggregate of up to 17,857,143 shares of Company Common Stock issuable upon conversion of shares of Company Series C Preferred Stock, (ii) shares of Company Series D Junior Participating Preferred Stock issuable pursuant to the Company Rights Agreement, (iii) the aggregate of up to 6,293,707shares of Company Common Stock issuable upon conversion of the Convertible Note, and (iv) 482,026 shares of Company Common Stock reserved for issuance upon vesting of restricted stock grants, there are no options, warrants, calls, conversion rights, stock appreciation rights, subscription rights, redemption rights, repurchase rights or other rights, agreements, arrangements, understandings or commitments to which the Company or any of its Subsidiaries is a party relating to the issued or unissued capital stock or other securities, limited liability company or membership interest, partnership interest or other equity interest of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, transfer, register, redeem, repurchase, acquire or sell any shares of capital stock or other securities, limited liability company or membership interest, partnership interest or other equity interest the Company or any of its Subsidiaries.

Section 3.10 Voting. The Requisite Company Vote is the only vote of the holders of any class or series of capital stock of the Company or any class or series of capital stock, limited liability company or membership interest, partnership interest or other equity interest of any of its Subsidiaries necessary (under the Company Organizational Documents, the DGCL, other applicable Laws or otherwise) to approve or adopt this Agreement, the Merger or the Transactions. There are no voting trusts, proxies or similar agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any class or series of capital stock, limited liability company or membership interest, partnership interest or other equity interest of any of its Subsidiaries. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.11 SEC Reports. Since January 1, 2021 (the “Applicable Date”), the Company has timely filed with or furnished, as applicable, to the SEC all forms, reports, schedules, certifications, statements and other documents required to be publicly filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act (collectively, the “Company SEC Reports”). Each of the Company SEC Reports (a) was prepared in accordance with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the rules and regulations promulgated thereunder, and (b) did not, at the time they were filed with or furnished to the SEC (or, in the case of any registration statement or proxy statement, on the applicable date of effectiveness or the date of the relevant meeting, respectively, and, if amended or supplemented, on the date of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required file with or furnish to the SEC, any foreign Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation service, any forms, reports, schedules, certifications, statements and other documents. No executive officer of the Company has failed to make the certifications required of such executive officer under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports.

Section 3.12 SEC Disclosure Controls and Procedures.

(a) The Company (with respect to itself and its consolidated Subsidiaries) has established and maintains proper disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in Rule 13a-15 and 152-15 under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information relating to the Company (with respect to itself and its consolidated Subsidiaries) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is accumulated and communicated to the Company’s principal executive officer, its principal financial officer or those individuals responsible for the preparation of the consolidated financial statements of the Company included in the Company SEC Reports allow timely decisions regarding required disclosure and to make the certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act and pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(b) The Company (with respect to itself and its consolidated Subsidiaries) has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles (“GAAP”).

(c) Since the Applicable Date, the Company has disclosed, based on the most recent evaluation of its disclosure controls and procedures and internal control over financial reporting by its chief executive officer and its chief financial officer, to the Company’s independent auditors and to the audit committee of the Company Board (i) all “significant deficiencies” in the design or operation of its internal controls over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s independent auditors and the audit committee of the Company Board any “material weaknesses” in such internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s internal control over financial reporting.

(d) Since the Applicable Date, no material complaints, allegations, assertions, claims or notifications from any source regarding the Company’s accounting, internal accounting controls or auditing practices, procedures or methods have been reported in writing to the audit committee of the Company Board by the Company’s head of internal audit.

Section 3.13 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries (including the related notes) included in or incorporated by reference into the Company SEC Reports:

(a) was prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC; and

(b) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, cash flows, retained earnings/losses and changes in financial position, as the case may be, for the periods then ended (subject, in the case of any unaudited interim financial statements, to notes and normal year-end audit adjustments), except in each case as may be noted therein or in the notes thereto.

Section 3.14 Liabilities.

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, there are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries which are required to be recorded or reflected on a balance sheet, including the footnotes thereto, under GAAP, other than:

(i) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of July 31, 2021 and the footnotes, thereto set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2021;

(ii) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of January 31, 2022 set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2022;

(iii) Liabilities incurred since July 31, 2021 in the ordinary course of business;

(iv) Liabilities incurred in connection with the preparation, negotiation and consummation of the Transactions; and

(v) Liabilities set forth in Section 3.14(a)(v) of the Company Disclosure Letter.

(b) Except as set forth in Section 3.14(b) of the Company Disclosure Letter, there are no related party transactions or off-balance sheet structures or transactions with respect to the Company or any of its Subsidiaries that would be required to be reported or set forth in the Company SEC Reports.

Section 3.15 Absence of Certain Changes. Since July 31, 2021:

(a) except in connection with (i) the execution and delivery of this Agreement and the consummation of the Transactions or (ii) any modifications, suspensions or alterations of operations resulting from, or determined by the Company to be advisable and reasonably necessary in response to, COVID-19 or ay COVID-19 Measures, the Company and each of its Subsidiaries have conducted their business in the ordinary course of business; and

(b) there has not been any Company Material Adverse Effect.

Section 3.16 Litigation. There are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the Knowledge of the Company, against any director, officer or employee of the Company or any of its Subsidiaries or other Person for whom the Company or any of its Subsidiaries may be liable, other than Legal Actions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There are no Orders outstanding against the Company or any of its Subsidiaries.

Section 3.17 Contracts.

(a) Neither the Company nor any of its Subsidiaries is a party to any Contract required to have been filed with the SEC by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all Contracts to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound (collectively, “Company Contracts”) are valid and binding, in full force and effect and enforceable in accordance with their respective terms, (ii) neither the Company nor any of its Subsidiaries is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Contracts and (iii) to the Knowledge of the Company, no other Person is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Contracts.

(c) There are no Company Contracts that (i) restrict the ability of the Company or any of the Company’s Subsidiaries to compete in any line of business or to engage in business in any geographic area, (ii) contain any so-called “most favored nation” or similar provisions requiring the Company or any of its Subsidiaries to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons or (iii) restrict the ability of the Company or any of its Subsidiaries to assert any claims or initiate any Legal Actions against any other Person.

(d) Neither the Company nor any of its Subsidiaries is a party to or bound by any financial derivatives master agreements, futures account opening agreements and/or brokerage statements evidencing financial hedging or other trading activities.

Section 3.18 Taxes.

(a) Except as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect, the Company and each of its Subsidiaries have timely filed all income and other material returns, statements, reports and forms with respect to any United States federal, state, municipal, county, local or foreign taxes, including income, profits, premium, estimated, excise, sales, value added, use occupancy gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll-related and property taxes, import duties and any other governmental charges or assessments, whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto (collectively, “Taxes”) that they are required to file (each, a “Tax Return”). All such Tax Returns are correct and complete in all material respects. All income and other material Taxes owed by the Company and each of its Subsidiaries have been timely paid.

(b) Except as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect, the Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person.

(c) To the Knowledge of the Company, none of the Tax Returns filed by the Company or any of its Subsidiaries is currently being examined by the Internal Revenue Service or any relevant state, local or foreign taxing authorities. Except as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect, there are no Legal Actions relating to Taxes of the Company or any of its Subsidiaries pending, nor has the Company or any of its Subsidiaries received any written notice or report asserting a Tax deficiency with respect to the Company or any of its Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect, all deficiencies or assessments asserted against the Company or any of its Subsidiaries by any taxing authority have been paid or fully and finally settled.

(e) To the Knowledge of the Company, the Company and its Subsidiaries have not waived any statute of limitations in respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

Section 3.19 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries and, to the Knowledge of the Company, their respective predecessors are and have been in compliance with:

(i) all applicable Laws relating to (A) pollution, contamination, protection of the environment, health, safety or sanitation, (B) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (C) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Matters”); and

(ii) all applicable Orders relating to Environmental Matters (collectively, “Environmental Laws”).

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans:

(i) that have given rise or would reasonably be expected to give rise to any Liabilities of the Company or any of its Subsidiaries under any Environmental Laws;

(ii) that have required or would reasonably be expected to require the Company or any of its Subsidiaries to incur any actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, damages (including any actual, punitive or consequential damages (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any Environmental Matters; or

(iii) that have formed or, to the Knowledge of the Company, would reasonably be expected to form the basis of any Legal Action against or involving the Company or any of its Subsidiaries arising out of or relating to any Environmental Matters.

(c) Neither the Company nor any of its Subsidiaries has received any notice or other communication: (i) that any of them is or may be a potentially responsible person or otherwise liable in connection with any waste disposal site or other location allegedly containing any Hazardous Substances; (ii) of any failure by any of them to comply with any Environmental Laws or the requirements of any environmental Permits; or (iii) that any of them is requested or required by any Governmental Entity to perform any investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous Substances or any other Environmental Matters.

Section 3.20 Personal Property. The Company and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all personal Company Assets owned, used or held for use by them, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.21 Compliance with Laws.

(a) Except as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect, each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and all such Company Permits are in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or threatened, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any. Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (ii) any Company Permits, except as would not, individually or in the aggregate, reasonably expected to have a Company Material Adverse Effect.

Section 3.22 Absence of Certain Payments. Neither the Company nor any of its Subsidiaries, nor any director, officer, employee, agent or representative of the Company or its Subsidiaries has made, directly or indirectly, any (a) bribe or kickback, (b) illegal political contribution, (c) payment from corporate funds which was improperly recorded on the books and records of the Company or any of its Subsidiaries, (d) unlawful payment from corporate funds to governmental officials for the purpose of influencing their actions or the actions of the Governmental Entity which they represent or (e) illegal payment from corporate funds to obtain or retain any business.

Section 3.23 Rights Agreement. The Company has taken all necessary action to (a) render the Company Rights Agreement inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, (b) ensure that (i) neither Parent, Merger Sub nor any of their Affiliates will become or be deemed to be an “Acquiring Person” (as defined in the Company Rights Agreement) and (ii) no “Distribution Date,” “Stock Acquisition Date” or “Triggering Event” (each as defined in the Company Rights Agreement) will occur, in any such case, by reason of the approval, execution or delivery of this Agreement, the announcement or consummation of the Merger or the consummation of any of the other transactions contemplated by this Agreement and (c) cause the Company Rights Agreement to expire immediately prior to the Effective Time.

Section 3.24 Takeover Statutes. The Company Board has taken all necessary action, including, without limitation, the approval of this Agreement, the Merger, and the Transactions, to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to the Transactions. No other Takeover Statutes apply or purport to apply to this Agreement, the Merger, or the Transactions.

Section 3.25 Opinion of Financial Advisor. The Special Committee has received an opinion of Houlihan Lokey Capital, Inc. (the “Company Financial Advisor”), its financial advisor, to the effect that, as of the date of such opinion and subject to the factors, assumptions and limitations set forth therein, the Per Share Merger Consideration to be received by the holders of Company Common Stock (other than Parent and its Affiliates) in the Merger pursuant to this Agreement is fair, from a financial point of view. The Company will make available to Parent, promptly following the execution of this Agreement for informational purposes only, a complete and correct copy of such written opinion. The Company has obtained the authorization of the Company Financial Advisor to include a copy of such opinion in the Company Proxy Statement.

Section 3.26 Brokers and Finders. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Special Committee.

Section 3.27 No Other Representations or Warranties. Except for the express written representations and warranties made by the Company in this Article III and in any certificate to be delivered by the Company pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Affiliates or with respect to any other information provided to Parent or any of its Affiliates or its and their respective Representatives by or on behalf of the Company or any of its Subsidiaries in connection with the Transactions.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub each hereby represents and warrants to the Company that:

Section 4.1 Organization and Power. Parent is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware; Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite limited liability company or corporate, respectively, power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary limited partnership or corporate, respectively, power and authority to enter into this Agreement and subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, to consummate the Transactions. The general partner of Parent has determined, in its sole discretion (as defined in the Parent LPA), that this Agreement and the Transactions are necessary and appropriate to the conduct of the business of Parent in compliance with the Parent LPA. The board of directors of Merger Sub has unanimously adopted resolutions (i) determining that the terms of this Agreement and the Transaction are fair to and in the best interests of Merger Sub and its sole stockholder, and declared it advisable to enter into this Agreement, (ii) approved and declared advisable this Agreement and the Transactions and (iii) recommended that this Agreement be adopted by the sole stockholder of Merger Sub. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject to the adoption of this Agreement by Parent as sole stockholder of Merger Sub.

Section 4.3 Enforceability. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a legal, valid and binding agreement, of each of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

Section 4.4 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not require any consent, approval or similar authorization of, or filing with or notification to, any Governmental Entity, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) any reports under the Exchange Act that may be required in connection with this Agreement and the Transactions; and

(c) compliance with the rules and regulations of the New York Stock Exchange (“NYSE”).

Section 4.5 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not:

(a) contravene or conflict with, or result in any violation of or breach of, any provision of the certificate of limited partnership of Parent or the Parent LPA or the certificate of incorporation or bylaws Merger Sub;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.4 have been obtained or made;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions or the payment of the Per Share Merger Consideration;

(d) require any consent, approval or other authorization, or any filing with or notification to, any Person under any Parent Contracts, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions or the payment of the Per Share Merger Consideration;

(e) give rise to any termination, cancellation, amendment or acceleration of any rights or obligations under any Parent Contracts, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions or the payment of the Per Share Merger Consideration; or

(f) cause the creation or imposition of any Liens on any Parent Assets, except as would not, individually or in the aggregate, reasonably expected to prevent, materially impede or materially delay the consummation of the Transactions or the payment of the Per Share Merger Consideration.

Section 4.6 Available Funds. Parent has, and shall have at the Closing, (a) sufficient cash on hand and/or unrestricted undrawn amounts immediately available under existing lines of credit or other sources of funds to enable the payment of the aggregate amounts payable under Section 2.1(c)(i) and any fees or expenses payable by Parent or Merger Sub pursuant to this Agreement and (b) the financial resources and capabilities to fully perform all of Parent’s and Merger Sub’s obligations under this Agreement. Subject to the satisfaction or waiver of all of the conditions to Closing contained in Article VI, in no event shall the receipt or availability of any funds or financing by or to Parent, Merger Sub or any of their respective Subsidiaries be a condition to any of the obligations of Parent and Merger Sub under this Agreement.

Section 4.7 Solvency. Subject to the satisfaction or waiver of all of the conditions to Closing contained in Article VI, after giving effect to the Merger and the payment of the aggregate amounts payable under Section 2.1(c)(i) and any fees or expenses payable by Parent or Merger Sub pursuant to this Agreement, each of Parent and the Surviving Corporation will be Solvent. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud present or future creditors.

Section 4.8 Brokers and Finders. No broker, finder or investment banker other than Imperial Capital, LLC is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.9 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

Section 4.10 No Other Representations or Warranties; No Reliance.

(a) Except for the express written representations and warranties made by Parent and Merger Sub in this Article IV and in any certificate delivered by Parent or Merger Sub pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Affiliates or with respect to any other information provided to the Company or any of its Affiliates or its and their respective Representatives by or on behalf of Parent or any of its Subsidiaries in connection with the Transactions.

(b) Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties set forth in Article III and in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other Person makes or has made any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or any of its Affiliates or its and their respective Representatives by or on behalf of the Company or any of this Subsidiaries in connection with the Transactions. Each of Parent and Merger Sub, on its own behalf and on behalf of its Affiliates (other than the Company and its Subsidiaries) and its and their respective Representatives, disclaims reliance on any representations or warranties or other information provided to them by the Company or any of its Subsidiaries or its or their respective Representatives or any other Person except for the representations and warranties expressly set forth in Article III and in any certificate delivered by the Company pursuant to this Agreement. Without limiting the generality of the foregoing, each of Parent and Merger Sub, on its own behalf and on behalf of its Affiliates (other than the Company and its Subsidiaries) and its and their respective Representatives, acknowledges and agrees that none of the Company, any of its Subsidiaries or any other Person shall have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub or any of their respective Representatives, or Parent’s or Merger Sub’s (or such Representatives’) use of, or the accuracy or completeness of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger.

Article V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) Except as (i) required or expressly contemplated by this Agreement, (ii) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) required by a Governmental Entity or under applicable Law (including COVID-19 Measures) or to comply with a Company Contract or (iv) set forth in Section 5.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, (x) use its commercially reasonable efforts to conduct its operations only in the ordinary course of business and (y) use its commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its present officers and key employees, and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships.

(b) Without limiting the generality of Section 5.1(a), and except as (i) required or expressly contemplated by this Agreement, (ii) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) required by a Governmental Entity or under applicable Law (including COVID-19 Measures) or to comply with a Company Contract or (iv) set forth in Section 5.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (not to be unreasonably withheld or delayed):

(i) amend any of the Company Organizational Documents;

(ii) do or effect any of the following actions with respect to its capital stock or other securities: (A) adjust, split, combine or reclassify its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock; (B) make, declare or pay any dividend (other than dividends paid by wholly-owned Subsidiaries) or distribution on, or, directly or indirectly, redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock; (C) grant any Person any right or option to acquire any shares of its capital stock; (D) issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities; or (E) enter into any Company Contract, agreement, arrangement or understanding with respect to the sale, voting, registration or repurchase of its capital stock;

(iii) except for increases in salary, wages and benefits of officers or employees in accordance with past practice, in conjunction with new hires, promotions or other changes in job status or pursuant to existing collective bargaining agreements, (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees with total annual compensation greater than $250,000, (B) pay any compensation or benefits not required by any existing plan or arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or grant any severance or termination pay to (except pursuant to existing agreements, plans or policies), or enter into any employment or severance agreement with, any of its directors, officers or other employees or (C) establish, adopt, enter into, amend or take any action to accelerate rights under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any of its directors, officers or current or former employees, except in each case to the extent required by applicable Laws;

(iv) acquire, sell, lease, license, transfer, pledge, encumber, grant or dispose of (whether by merger, consolidation, purchase, sale or otherwise) any Company Assets, including the capital stock of Subsidiaries of the Company (other than the acquisition and sale of inventory or the disposition of used or excess equipment and the purchase of raw materials, supplies and equipment, in either case in the ordinary course of business), that are material to the Company and its Subsidiaries, taken as a whole;

(v) incur, assume, or prepay any indebtedness with an aggregate principal amount in excess of $500,000 (including by issuance of debt securities) other than in the ordinary course of business;

(vi) assume, guarantee, endorse or otherwise become liable or responsible for the material obligations of any other Person;

(vii) make any loans, advances or capital contributions to, or investments in, any other Person except in the ordinary course of business;

(viii) terminate or cancel any Company Contract which is material to the Company and its Subsidiaries taken as a whole, or enter into any Company Contract which would be material to the. Company and its Subsidiaries, taken as a whole, in either case other than in the ordinary course of business;

(ix) make or authorize any capital expenditure in excess of $2,000,000 other than capital expenditures provided for in the Company’s budget for such fiscal year;

(x) change its accounting policies or procedures, other than as required by GAAP or applicable Law;

(xi) waive, release, assign, settle or compromise any material rights, claims or litigation;

(xii) pay, discharge or satisfy any material Liabilities, other than in the ordinary course of business;

(xiii) enter into any Company Contract that would limit or otherwise restrict the Company or any of its Subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area;

(xiv) make any Tax election or settle or compromise any material federal, state, local or foreign Tax liability, other than in the ordinary course of business;

(xv) directly or indirectly sell, transfer, or otherwise dispose of (including by means of a merger or other business combination transaction) all or any portion of the ModusLink Assets;

(xvi) take any action that would reasonably be expected to prevent, materially delay or materially impair the ability of the Parties to consummate the Transactions; or

(xvii) authorize, propose or commit to do any of the foregoing.

Section 5.2 Conduct of Business of Parent. Parent shall use its commercially reasonable efforts to maintain and preserve intact its business organization. Without limiting the generality of the foregoing and except as otherwise contemplated by this Agreement, Parent shall not:

(a) amend the certificate of incorporation of Merger Sub;

(b) make, declare or pay any extraordinary cash dividend;

(c) take any action that would reasonably be expected to result in any representation or warranty of Parent under this Agreement becoming untrue or inaccurate in any material respect at or as of any time prior to the Effective Time or omit to take any action necessary to prevent any such representation or warranty from becoming inaccurate in any material respect at such time;

(d) take any action that would reasonably be expected to prevent, materially delay or materially impair the ability of the Parties to consummate the Transactions; or

(e) authorize, propose or commit to do any of the foregoing.

Section 5.3 Access to Information; Confidentiality.

(a) The Company shall, and shall cause its Subsidiaries, to: (i) provide to Parent and its general partner, officers, employees, accountants, consultants, legal counsel, investment bankers, agents and other representatives (its “Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, properties, books and records of the Company and its Subsidiaries; and (ii) furnish promptly such information concerning Company and its Subsidiaries as Parent or its Representatives may reasonably request. No investigation conducted under this Section 5.3(a), however, will affect or be deemed to modify any representation or warranty made in this Agreement.

(b) Parent shall comply with, and shall cause its Representatives to comply with, all of its obligations under the Management Services Agreement, dated June 1, 2019 (the “Management Services Agreement”), between Steel Services Ltd. and the Company with respect to the information disclosed under Section 5.3(a).

Section 5.4 No Solicitation.

(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, except as specifically permitted by this Section 5.4 or Section 5.18, the Company shall not, and shall cause each of its Subsidiaries, directors, executive officers, or controlled Affiliates not to, and shall instruct its other Representatives not to, directly or indirectly:

(i) solicit, initiate, facilitate or knowingly encourage, directly or indirectly, any inquiries, offers or proposals that constitute, or could reasonably be expected to lead to, any Takeover Proposal;

(ii) engage in discussions or negotiations with, furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, or give access to the Company Assets to, any Person that has made or may be considering making any Takeover Proposal;

(iii) approve, endorse or recommend any Takeover Proposal; or

(iv) enter into any Contract relating to any Takeover Proposal.

(b) Immediately upon expiration of the Go-Shop Period, until the termination of this Agreement in accordance with Article VII, the Company shall, and shall cause each of its Subsidiaries, Representatives and Subsidiaries’ Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person conducted with respect to any Takeover Proposal (other than with respect to each Excluded Party only for so long as such Person is and remains an Excluded Party and as otherwise permitted by this Section 5.4). The Company shall promptly inform its Representatives and its Subsidiaries’ Representatives of the Company’s obligations this Section 5.4.

(c) The Company shall notify Parent as promptly as possible within forty-eight (48) hours after receipt of (i) any Takeover Proposal or any inquiry that could reasonably be expected to lead to, or result in, a Takeover Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries that could reasonably be expected to lead to, or result in, a Takeover Proposal or (iii) any request for access to the Company Assets by any Person that has made any Takeover Proposal, which notice shall be in writing and shall include the identity of such Person or Persons, the material terms and conditions of such Takeover Proposal, indication or request, as applicable, and, if available, a copy of such Takeover Proposal, inquiry, or request. The Company shall keep Parent reasonably informed on a prompt basis of the status and material details of any such Takeover Proposal, inquiry, or request.

(d) Subject to the Company’s compliance with the provisions of this Section 5.4 and prior to obtaining of the Requisite Company Vote, nothing in this Agreement shall prevent the Company (acting upon the recommendation of the Special Committee) or the Special Committee from:

(i) engaging in discussions or negotiations with, or furnishing or disclosing any non-public information relating to the Company or any of its Subsidiaries or giving access to the Company Assets to, any Person who has or Persons who have made a bona fide, written and unsolicited Takeover Proposal if the Special Committee determines that such Takeover Proposal may result in a Superior Proposal, but only so long as the Company has caused such Person or Persons to enter into an Acceptable Confidentiality Agreement with the Company, and the Special Committee has, in good faith, (A) determined, based on the information then available and after consultation with the Company Financial Advisor, that such bona fide, written and unsolicited Takeover Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to, or result in, a Superior Proposal, and (B) determined, after consultation with outside legal counsel, that the failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) entering into an agreement, arrangement or understanding providing for the implementation of a Superior Proposal (an “Alternative Acquisition Agreement”) and terminating this Agreement pursuant to Section 7.4(a), if, and only if, (A) the Company and its Representatives have not breached (other than any de minimis breach) any of their obligations under Section 5.4 (as modified by Section 5.18) (B) the Company Board (acting on the recommendation of the Special Committee) or the Special Committee, in good faith, after consultation with the Company Financial Advisor and its outside legal counsel, determines: (I) that a bona fide, written and unsolicited Takeover Proposal constitutes a Superior Proposal, and (II) that failure to enter into an Alternative Acquisition Agreement and terminate this Agreement pursuant to Section 7.4(a), could be inconsistent with the directors’ fiduciary duties under applicable Law, (C) the Company, as promptly as possible after such determinations, notifies Parent in writing that the Company Board (acting on the recommendation of the Special Committee) or the Special Committee has made the determinations provided in the foregoing clause (B), (D) during the three (3) Business Day period following Parent’s receipt of the notice provided pursuant to the foregoing clause (C), the Company shall have, and shall have caused its Representatives to have, negotiated with Parent and its Representatives reasonably and in good faith in furtherance of making such commercially reasonable adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the Merger, (E) after the conclusion of the period provided in the foregoing clause (D), Company Board (acting on the recommendation of the Special Committee) or the Special Committee, acting reasonably and in good faith, determines, taking into account the negotiations with Parent and its Representatives and any adjustments to the terms and conditions of the Agreement proposed by Parent, after consultation with the Company Financial Advisor and outside legal counsel, (I) that such bona fide, written and unsolicited Takeover Proposals continues to constitute a Superior Proposal, and (II) that the failure to enter into an agreement, arrangement or understanding providing for the implementation of such Superior Proposal and the termination of this Agreement pursuant to Section 7.4(a), could be inconsistent with the directors’ fiduciary duties under applicable Law, (F) after such determinations by the Company Board (acting on the recommendation of the Special Committee) or the Special Committee, acting reasonably and in good faith, resolves to terminate this Agreement in accordance with Section 7.4(a) and (G) the Company terminates this Agreement (within two (2) Business Days following the conclusion of the three (3) Business Day period referred to in the foregoing clause (D)) pursuant to Section 7.4(a).

(e) Neither the Special Committee nor the Company Board shall withdraw, modify or amend, or propose to withdraw, modify or amend, the Company Board Recommendation in any manner adverse to Parent unless (i) the Company terminates this Agreement as provided in Section 5.4(d) pursuant to Section 7.4(a) or (ii) an Intervening Event has occurred and the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with outside legal counsel that the failure to withdraw, modify or amend, or propose to withdraw, modify or amend, the Company Board Recommendation could reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(f) Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to a Takeover Proposal, (ii) taking and disclosing to the stockholders of the Company any position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (iii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 5.5 Notices of Certain Events.

(a) The Company shall notify Parent as promptly as practicable of (i) any notice or other communication from any Governmental Entity in connection with the Transactions, or (ii) any Legal Actions threatened or commenced against or otherwise affecting the Company or any of its Subsidiaries.

(b) The Parent shall notify the Company as promptly as practicable of any notice or other communication from any Governmental Entity in connection with the Transactions.

Section 5.6 Proxy Statement; Schedule 13E-3.

(a) As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC the Company Proxy Statement in preliminary form. The Company shall cause the Company Proxy Statement to comply as to form and substance in all material respects with the requirements of applicable Laws. Parent shall furnish all information concerning itself as the Company may reasonably request in connection with the preparation of the Company Proxy Statement; provided, that the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, its controlled Affiliates (other than the Company and its Subsidiaries) or their respective Representatives for inclusion or incorporation by reference in the Company Proxy Statement. As promptly as practicable after the execution of this Agreement, the Company and Parent shall jointly prepare and file with the SEC a Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the Company’s stockholders (the “Schedule 13E-3”). As promptly as practicable after the SEC confirms orally or in writing that it has no further comments to the Company Proxy Statement or that it does not intend to review the Company Proxy Statement (the “Clearance Date”), the Company shall file a definitive Company Proxy Statement with the SEC and shall mail notice of the Company Stockholders Meeting and the Company Proxy Statement (collectively, the “Company Proxy Materials”) to the stockholders of the Company.

(b) The Company Proxy Statement shall include the Company Board Recommendation, except to the extent that the Company Board shall have withdrawn, modified or amended the Company Board Recommendation in accordance with Section 5.4(e) and terminated this Agreement in accordance with Section 7.4(a).

(c) To the fullest extent permitted by applicable Law, no amendment or supplement to the Company Proxy Statement shall be made without the approval of Parent, which approval shall not be unreasonably withheld, delayed or conditioned. The Company shall promptly advise Parent upon becoming aware of any comments, responses or requests from the SEC relating to the Company Proxy Materials, this Agreement, or the Transactions. To the fullest extent permitted by applicable Law, no amendment or supplement to the Schedule 13E-3 shall be made without the approval of the Company (acting upon the advice of the Special Committee), which approval shall not be unreasonably withheld, delayed or conditioned. Parent shall promptly advise the Company upon becoming aware of any comments, responses or requests from the SEC relating to the Schedule 13E-3, this Agreement, or the Transactions.

(d) The information supplied by the Parties for inclusion in the Company Proxy Statement and Schedule 13E-3 shall not, at (i) the time the Company Proxy Materials (or any amendment of or supplement to the Company Proxy Materials) are mailed to the stockholders of the Company, (ii) the time of the Company Stockholders Meeting and (iii) the Effective Time, contain any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, (i) any information relating to the Company or any of its Subsidiaries should be discovered by the Company or any of its Subsidiaries that should be set forth in an amendment or a supplement to the Company Proxy Statement or Schedule 13E-3 so that the Company Proxy Statement or Schedule 13E-3 would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Company shall promptly inform Parent and (ii) any information relating to Parent or Merger Sub should be discovered by Parent or Merger Sub that should be set forth in an amendment or supplement to the Company Proxy Statement or Schedule 13E-3 so that the Company Proxy Statement or Schedule 13E-3 would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, Parent shall promptly inform the Company; provided, that (A) the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, its controlled Affiliates (other than the Company and its Subsidiaries) or their respective Representatives for inclusion or incorporation by reference in the Company Proxy Statement or the Schedule 13E-3 and (B) Parent and Merger Sub assume no responsibility with respect to information supplied by or on behalf of the Company, its controlled Affiliates or their respective Representatives for inclusion or incorporation by reference in the Company Proxy Statement or the Schedule 13E-3. All documents that the Company is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the DGCL, the Securities Act and the Exchange Act. All documents that Parent is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the DGCL, the Securities Act and the Exchange Act.

Section 5.7 Meeting. The Company shall take all lawful necessary to call and hold the Company Stockholders Meeting as promptly as practicable after Clearance Date. The Company shall cause the Company Stockholders Meeting to be held as soon as practicable following the mailing of the Company Proxy Materials to the stockholders of the Company. Subject to the Company Board’s and the Special Committee’s fiduciary obligations under applicable Law, the Company shall use its commercially reasonable efforts to solicit or cause to be solicited from its stockholders proxies in favor of the adoption of this Agreement and to secure the Requisite Company Vote, the Unaffiliated Stockholder Approval and the Certificate of Amendment in respect of the Company Series C Preferred Stock.

Section 5.8 Parent Voting Obligations.

(a) Until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, at the Company Stockholders Meeting, any adjournment thereof or any other meeting of the stockholders of the Company in connection with the Merger, Parent shall vote, and cause to be voted, any shares of Company Common Stock, or Company Series C Preferred Stock, then owned beneficially or of record by it or any of its Affiliates, in favor of the adoption of this Agreement and the approval of the Merger and the approval of any actions required in furtherance thereof.

(b) In the event that a special meeting of the Company’s stockholders is called for the purpose of obtaining the Requisite Company Vote to approve an Alternative Acquisition Agreement, Parent shall vote, and cause to be voted, any shares of Company Common Stock, or Company Series C Preferred Stock, then owned beneficially or of record by it or any of its Affiliates, in favor of the adoption of the Alternative Acquisition Agreement.

Section 5.9 Stock Exchange Delisting; Exchange Act Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all awful actions, and do or cause to be done all lawful things, necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of shares of Company Common Stock from the Nasdaq and the deregistration of the shares of Company Common Stock and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.10 Other Benefit Plans. In the event that any employee of the Company or any of its Subsidiaries is at any time after the Effective Time transferred to Parent or any of its Subsidiaries or becomes a participant in an employee benefit plan, program or arrangement maintained by or contributed to by Parent or any of its Subsidiaries, Parent shall cause such plan, program or arrangement to treat the prior service of such employee with the Company or its Subsidiaries, to the extent prior service is generally recognized, as service rendered to Parent or such Subsidiary for purposes of eligibility and vesting. Parent shall cause to be waived any pre-existing condition limitation under its welfare plans that might otherwise apply to such employee.

Section 5.11 Directors’ and Officers’ Indemnification and Insurance.

(a) Without limiting any additional rights that any individual who, at any time prior to the Effective Time, is or was a director or officer of the Company or any Subsidiary of the Company or, while a director or officer of the Company or any Subsidiary of the Company at any time prior to the Effective Time, is or was serving at the request of the Company or any Subsidiary of the Company as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (such individual, together with such individual’s heirs, executors or administrators, an “Indemnified Person”), may have under any employment or indemnification agreement, the Company Charter, the Company Bylaws, or one or more other Company Organizational Documents, the Surviving Corporation shall, and Parent shall cause the Surviving Company to, from and after the Effective Time: (i) indemnify and hold harmless each Indemnified Person to the fullest extent authorized or permitted by, and subject to the conditions and procedures of, applicable Law, against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees), Orders, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) (collectively, “Indemnification Expenses”) incurred by such Indemnified Person in defending or serving as a witness in any Legal Action; and (ii) within twenty (20) days after any written request for advancement is received by the Surviving Corporation, advance to an Indemnified Person any Indemnification Expenses incurred by such Indemnified Person in defending or serving as a witness in any Legal Action in advance of the final disposition of such Legal Action, which such advancement right shall include any Indemnification Expenses incurred by such Indemnified Person in connection with enforcing any rights to indemnification or advancement under this Section 5.11(a), in each case without the requirement of any bond or other security; provided, that the payment of any Indemnification Expenses incurred by an Indemnified Person in advance of the final disposition of a Legal Action shall be made only upon delivery of an undertaking by or on behalf of such Indemnified Person to repay all amounts so paid in advance if it shall ultimately be determined in a final nonappealable judicial decision that such Indemnified Person is not entitled to be indemnified under applicable Law. The indemnification and advancement obligations of the Surviving Corporation under this Section 5.11(a) extend to acts or omissions of an Indemnified Person occurring at or before the Effective Time and any Legal Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions, including the consideration and approval thereof and the process undertaken in connection therewith and any Legal Action relating thereto). All rights to indemnification and advancement conferred under this Section 5.11(a) shall continue as to any Indemnified Person who has ceased to be a director or officer of the Company or any Subsidiary of the Company at or after the Effective Time and inure to the benefit of such person’s heirs, executors and personal and legal representatives. The Surviving Corporation shall not, and Parent shall cause the Surviving Company not to, settle, compromise or consent to the entry of any Order in any actual or threatened Legal Action in respect of which indemnification has been sought by any Indemnified Person under this Section 5.11(a) unless such settlement, compromise or Order includes an unconditional release of such Indemnified Person from all liability arising out of such Legal Action without admission or finding of wrongdoing, or such Indemnified Person otherwise consents thereto. If the Surviving Corporation shall fail to pay or advance, as applicable, any amounts required to be paid or advanced, as applicable, by the Surviving Corporation to an Indemnified Person pursuant to this Section 5.11(a), Parent shall be obligated to pay or advance, as applicable, any such amounts; provided, however, that Parent shall (i) have the same defenses with respect to such payment or advancement, as applicable, as the Surviving Corporation, (ii) be entitled to enforce any undertaking provided by such Indemnified Person pursuant to this Section 5.11(a) in the same manner and with the same effect as the Surviving Corporation and (iii) have a claim of contribution against the Surviving Corporation for any amounts paid or advanced by Parent to an Indemnified Person pursuant to this sentence.

(b) Without limiting the foregoing, all rights to indemnification, advancement of expenses and exculpation now existing in favor of any Indemnified Person as provided in the Company Organizational Documents, in effect as of the date of this Agreement, shall, with respect to matters occurring at or prior to the Effective Time, survive the Merger and continue in full force and effect from and after the Effective Time. During the Tail Period, the Surviving Charter and Surviving Bylaws and Company Organizational Documents of the Subsidiaries shall, with respect to matters occurring at or prior to the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Indemnified Persons than are set forth in the Company Organizational Documents in effect as of the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would materially adversely affect the rights thereunder, as of the Effective Time, of any Indemnified Person, with respect to matters occurring at or prior to the Effective Time.

(c) Unless the Company shall have purchased a “tail” policy prior to the Effective Time as provided below, during the Tail Period, Parent or the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) obtain and maintain directors’ and officers’ liability insurance for the Indemnified Persons with respect to matters occurring at or prior to the Effective Time on terms with respect to coverage and amount no less favorable than those of the directors’ and officers’ liability insurance policy obtained by the Company in effect on the date of this Agreement; provided, that in no event shall Parent and the Surviving Corporation be obligated to expend in order to obtain or maintain insurance coverage pursuant to this Section 5.11(c) any amount per annum in excess of 300% of the last annual premium paid by the Company for such insurance before the date of this Agreement (the “Cap”); provided, that if equivalent coverage can be obtained only by paying an annual premium in excess of the Cap, Parent or the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap. Prior to the Effective Time, the Company shall use its commercially reasonable efforts to purchase a six-year “tail” prepaid policy or policies on the Company’s current directors’ and officers’ liability insurance; provided, that in no event shall the Company expend an amount in excess of 300% of the annual premium currently paid by the Company for directors’ and officers’ liability insurance. In the event that such a “tail” policy is purchased prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and Parent and the Surviving Corporation shall have no obligations under the first sentence of this Section 5.11(c) so long as such “tail” policy is in full force and effect.

(d) During the Tail Period, without the prior written consent of the Indemnified Person, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Person as provided in the Company Organizational Documents or any indemnification agreement between such Indemnified Person and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner (whether by merger, consolidation, division, operation of law or otherwise) that would adversely affect any right thereunder of any such Indemnified Person without such Indemnified Person’s consent.

(e) If Parent or the Surviving Corporation or any of their respective legal successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person or consummate any division transaction, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.11.

Section 5.12 Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the Parties shall use its commercially reasonable efforts to take, or cause to be taken, all lawful action, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, as promptly as practicable, all lawful things necessary, proper or advisable under applicable Laws and regulations to ensure that the conditions set forth in Article VI are satisfied and to consummate the Transactions. If, at any time after the Effective Time, any further lawful action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each Party shall take all such necessary lawful action.

Section 5.13 Consents; Filings; Further Action. Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of the Parties shall use its respective commercially reasonable efforts to (a) obtain any consents, approvals or other authorizations required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the Transactions and (b) make any necessary filings and notifications, and thereafter make any other submissions either required or deemed appropriate by each of the Parties, with respect to the Transactions required under (i) the Securities Act, the Exchange Act and state securities or “blue sky” Laws, (ii) any applicable competition and antitrust Laws, (iii) the DGCL and Delaware Revised Uniform Limited Partnership Act, (iv) any other applicable Laws and (v) the rules and regulations of Nasdaq and NYSE. The Parties shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all such documents to the non-filing party and its advisors prior to filing, and none of the Parties shall file any such document if any of the other Parties shall have reasonably objected to the filing of such document. None of the Parties shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Entity without the consent of the other Parties, which consent shall not be unreasonably withheld or delayed.

Section 5.14 Public Announcements. The Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Laws or the requirements of Nasdaq and NYSE, in which case the issuing Party shall use its commercially reasonable efforts to consult with the other Parties before issuing any such release or making any such public statement.

Section 5.15 Fees, Costs and Expenses. Except as otherwise provided in Section 7.5, whether or not the Merger is consummated, all expenses (including those payable to counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by any Party or on its behalf (collectively, “Expenses”) in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 5.16 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Parent and the Company shall take all necessary lawful action to ensure that such Transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute.

Section 5.17 Defense of Litigation. The Company shall not settle or offer to settle any Legal Action against the Company, any of its Subsidiaries or any of their respective present or former directors or officers by any stockholder of the Company arising out of or relating to this Agreement or, the Transactions without the prior written consent of Parent. The Company shall not cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the Transactions, and the Company shall consider in good faith Parent’s advice and recommendations with respect to any such effort to restrain, enjoin, prohibit or otherwise oppose the Transactions.

Section 5.18 Go Shop(a). Notwithstanding anything to the contrary contained in this Agreement (including in Section 5.4), during the period beginning on the date of this Agreement and continuing until 11:59 p.m. Eastern time on July 12, 2022 (such period of time, the “Go-Shop Period”), the Company and its Subsidiaries and their respective Representatives shall have the right to (and may without restriction hereunder but subject to compliance with the terms of this Agreement): (a) solicit, initiate, propose, induce the making or submission of, encourage or facilitate in any way any offer or proposal that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, including by providing information (including non-public information and data) relating to the Company and any of its Subsidiaries and affording access to the businesses, properties, assets, books, records or other non-public information, or to any personnel, of the Company and its Subsidiaries to any Person (and its Representatives, including potential financing sources of such Person) that has entered into an Acceptable Confidentiality Agreement; provided, that the Company shall provide Parent and Merger Sub (and their Representatives, including financing sources) with access to any information or data that is provided to any Person given such access that was not previously made available (whether prior to or after the execution of this Agreement) to Parent or Merger Sub substantially concurrently with the time it is provided to such Person; and (b) continue, enter into, engage in or otherwise participate in any discussions or negotiations with any Person (and their respective Representatives, including potential financing sources of such Person) regarding any Takeover Proposals (or inquiries, offers or proposals or any other effort or attempt that could reasonably be expected to lead to a Takeover Proposal), and cooperate with or assist or participate in, or facilitate in any way, any such inquiries, offers, proposals, discussions or negotiations or any effort or attempt to make any Takeover Proposals or other proposals that could reasonably be expected to lead to Takeover Proposals, including by granting a waiver, amendment or release under any pre-existing “standstill” or other similar provision to the extent necessary to allow for a Takeover Proposal or amendment to a Takeover Proposal to be made confidentially to the Company, the Special Committee or the Company Board. The Company shall notify Parent that it has entered into an Acceptable Confidentiality Agreement within 24 hours after the execution thereof.

Section 5.19 Section 16 Matters. The Company Board (or a committee thereof consisting of non-employee directors) shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause any dispositions of equity securities of the Company (including deemed dispositions or cancellations and any derivative securities with respect to any equity securities of the Company) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.20 Written Consent(a). As promptly as possible within forty-eight (48) hours following the execution of this Agreement, Parent shall, as the sole stockholder of Merger Sub, execute and deliver, in accordance with applicable Law and the Organizational Documents of Merger Sub, a written consent adopting this Agreement.

Article VI
CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of the Parties to effect the Merger is subject to the satisfaction or waiver or prior to the Closing Date of each of the following conditions:

(a) Requisite Stockholder Approval. The Requisite Company Vote shall have been obtained.

(b) Unaffiliated Stockholder Approval. The Unaffiliated Stockholder Approval shall have been obtained.

(c) Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that restrain, enjoin or otherwise prohibit consummation of the Transactions, and no Governmental Entity shall have instituted any proceeding seeking any such Laws or Orders.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of the Company. The representations and warranties of the Company (i) set forth in Article III shall be true and correct as though made on and as of the Closing Date, except for representations or warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not constitute a Company Material Adverse Effect, and (ii) set forth in Section 3.15(b) shall be true and correct in all respects as though made on and as of the Closing Date.

(b) Performance of Obligations by the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Company Officer’s Certificate. Parent shall have received a certificate signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of Parent and Merger Sub. The representations and warranties of each of Parent and Merger Sub set forth in Article IV shall be true and correct as though made on and as of the Closing Date, except for representations or warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Transactions or the payment of the Per Share Merger Consideration.

(b) Performance of Obligations by Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Parent Officer’s Certificate. The Company shall have received a certificate, signed by the chief executive officer or chief financial officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. None of the Parties may rely on the, failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to use commercially reasonable efforts to consummate the Transactions.

Article VII

TERMINATION; AMENDMENT; WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Company Vote shall have been obtained, by mutual written consent of Parent and the Company (acting upon the recommendation of the Special Committee).

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company (acting upon the recommendation of the Special Committee) at any time prior to the Effective Time:

(a) if the Merger has not been consummated by December 9, 2022 (the “Outside Date”), except that: (i) the right to terminate this Agreement under this Section 7.2(a) shall not be available to any Party whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure to consummate the Merger by such date; and (ii) the right to terminate this Agreement under this Section 7.2(a) shall not be available to the Company or Parent during the pendency of any Legal Action by a Party for specific performance of this Agreement as provided by Section 8.14 and the Outside Date shall be automatically extended to (A) the tenth (10th) Business Day after the dismissal, settlement or entry of a final non-appealable Order with respect to such Legal Action or (B) such other time period established by the court presiding over such Legal Action;

(b) if any Laws effected after the date of this Agreement shall prohibit consummation of the Merger;

(c) if (i) any Orders issued by a court of competent jurisdiction shall restrain, enjoin or otherwise prohibit consummation of the Merger, and (ii) such Orders shall have become final and non-appealable; or

(d) if the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting (or at any adjournment or postponement thereof) held in accordance with this Agreement.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time:

(a) if, prior to the time the Requisite Company Vote is obtained, the Company Board (acting upon the recommendation of the Special Committee) fails to make, withdraws, modifies or amends in any manner adverse to Parent, the Company Board Recommendation;

(b) if (i) the Special Committee or the Company Board (acting upon the recommendation of the Special Committee) approves, endorses or recommends a Superior Proposal, (ii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced and the Special Committee or the Company Board (acting upon the recommendation of the Special Committee) fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (for purposes hereof, taking of no position with respect to the acceptance of such tender offer or exchange offer by its stockholders shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) or (iii) the Company (acting upon the recommendation of the Special Committee), the Special Committee or the Company Board (acting upon the recommendation of the Special Committee) publicly announces its intention to do any of the foregoing;

(c) if the Special Committee or the Company Board (acting upon the recommendation of the Special Committee) exempts any Person other than the Parent or any of its Affiliates from the provisions of Section 203 of the DGCL; or

(d) if the Company shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) has not been cured by the Company within thirty (30) Business Days after the Company’s receipt of written notice of such breach from Parent; provided, that Parent shall not have a right to terminate this Agreement pursuant to this Section 7.3(d) if Parent or Merger Sub is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company prior to obtaining the Requisite Company Vote:

(a) if the Company Board shall have authorized the Company to enter into an Alternative Acquisition Agreement in compliance with the terms of this Agreement; or

(b) if the Special Committee shall determine that Parent shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) has not been cured by Parent within thirty (30) Business Days after Parent’s receipt of written notice of such breach from the Company; provided, that the Company shall not have a right to terminate this Agreement pursuant to this Section 7.4(b) if the Company is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

Section 7.5 Effect of Termination. If this Agreement is terminated pursuant to this Article VII, it shall, to the fullest extent permitted by applicable Laws, become void and of no further force and effect, with no liability on the part of any Party (or any partner, stockholder, director, officer, employee, agent or representative of any such Party), except that if such termination results from fraud or the willful failure of any Party to perform its obligations under this Agreement, then such Party shall be fully liable for any Liabilities incurred or suffered by the other Parties as a result of such failure or breach. In determining Liabilities recoverable upon termination by a Party for the other Party’s breach, such Liabilities shall not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by such Party or, in the case of the Company, the holders of Company Common Stock, which shall be deemed to be damages payable to such Party. The provisions of this Section 7.5, Section 7.6 and Article VIII shall survive any termination of this Agreement.

Section 7.6 Fees and Expenses Following Termination.

(a) Except as set forth in this Section 7.6 or in Section 7.5, all Expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid in accordance with the provisions of Section 5.15.

(b) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds the sum of (i) an amount equal to the Expenses of Parent up to a maximum of $1,000,000 (such clause (i), the “Expenses Reimbursement”) and (ii) $1,500,000 (such clause (ii), the “Termination Fee”) if:

(i) this Agreement is validly terminated by the Company pursuant to Section 7.4(a), in which case, payment shall be made concurrently with such termination; provided that the Company shall not be required to pay the Termination Fee if such termination pursuant to Section 7.4(a) occurs during the Go-Shop Period or such termination pursuant to Section 7.4(a) occurs after the Go-Shop Period to enter into an Alternative Acquisition Agreement with an Excluded Party;

(ii) this Agreement is validly terminated by the Parent pursuant to Section 7.3(a), Section 7.3(b) or Section 7.3(c), in which case, payment shall be made within two (2) Business Days of such termination; or

(iii) (A) a Takeover Proposal shall have been made or proposed to the Company or its stockholders or publicly announced (whether or not conditional and whether or not withdrawn) prior to the valid termination of this Agreement, (B) this Agreement is validly terminated by either Parent or the Company pursuant to Section 7.2(a) or Section 7.2(d), and (C) within twelve (12) months of the date of such termination, the Company or any of its Subsidiaries enters into a binding Contract providing for the implementation of the Takeover Proposal that was publicly announced prior to the termination of this Agreement.

(c) The Company acknowledges that (i) the agreements contained in this Section 7.6 are an integral part of the Merger and the other transactions contemplated by this Agreement and (ii) without these agreements, Parent and Merger Sub would not have entered into this Agreement. Accordingly, if the Company fails to pay when due any amounts required to be paid by it pursuant to this Section 7.6 and, in order to obtain such payment, Parent commences a Legal Action which results in a judgment against the Company for such amounts, then, in addition to the amount of such judgment, the Company shall pay to Parent an amount equal to the fees, costs and expenses (including reasonable attorneys’ fees, costs and expenses) incurred by Parent in connection with such Legal Action, together with interest from the date of termination of this Agreement on all amounts so owed at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made plus three percent (3%).

(d) If the Company is required pursuant to Section 7.6(b) to pay the Expenses Reimbursement and, if applicable, the Termination Fee, Parent’s receipt of the Expenses Reimbursement and, if applicable, the Termination Fee shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent, Merger Sub and their Affiliates, as applicable, against the Company, the Company Subsidiaries, the direct or indirect stockholders of the Company or any of their respective Affiliates or Representatives (the“Company Parties”) for (x) any losses, Liabilities, payments, or damages suffered as a result of the failure of the Merger to be consummated and (y) any other losses, Liabilities, payments, or damages suffered as a result of or under this Agreement and the Transactions, and upon payment of the Expenses Reimbursement and, if applicable, the Termination Fee in accordance with Section 7.6(b), none of the Company Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided that the foregoing shall not impair the rights of Parent and Merger Sub, if any, to obtain specific performance and injunctive and other equitable relief pursuant to Section 8.14 prior to any valid termination of this Agreement or to challenge the right of the Company to terminate this Agreement.

Section 7.7 Amendment. This Agreement may be amended by the Parties by an instrument in writing signed by each of the Parties.

Section 7.8 Extension; Waiver. At any time prior to the Effective Time, each of the Parties may (a) extend the time for the performance of any of the obligations of any other Party, (b) waive any inaccuracies in the representations and warranties of any other Party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of any Party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 7.9 Procedure for Termination, Amendment, Extension or Waiver. Notwithstanding anything to the contrary in this Agreement, (a) any termination or amendment of this Agreement shall require the prior approval of that action by the Party seeking to terminate or amend this Agreement by, if such Party is the Company, the Special Committee, if such Party is Parent, the General Partner (as defined in the Parent LPA) and if such Party is Merger Sub, the board of directors of Merger Sub; provided, however, that any amendment of this Agreement made subsequent to the adoption of this Agreement by the stockholders of the Company shall not (i) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of capital stock of the Company, (ii) alter or change any term of the certificate of incorporation of the Surviving Corporation to be effected by Merger or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of shares of capital stock of the Company and (b) any extension or waiver of any obligation under this Agreement or condition to the consummation of this Agreement shall require the prior approval of the Party entitled to extend or waive that obligation or condition by, if such Party is the Company, the Special Committee, if such Party is Parent, the General Partner (as defined in the Parent LPA) and if such Party is Merger Sub, the board of directors of Merger Sub.

Article VIII
MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement with terms and conditions customary for transactions of such type that is no less favorable in the aggregate to the Company than the confidentiality provisions contained in the Management Services Agreement (but need not contain any standstill provision).

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, however, that notwithstanding anything in this definition to the contrary, the Company shall not be an “Affiliate” of Parent and Parent shall not be an “Affiliate” of the Company. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(c) “Book-Entry Share” means each book-entry account representing any non-certificated Eligible Shares.

(d) “Business Day” means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

(e) “Certificate of Amendment” means the Certificate of Amendment proposed to be filed with the Secretary of State of the State of Delaware to amend the Company’s Certificate of Incorporation in the form attached hereto as Exhibit B.

(f) “Company Material Adverse Effect” means any Effect which, individually or together with any one or more other Effects has had or would reasonably be expected to have a material adverse effect on (A) the business, assets, properties, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) the ability of the Company to timely perform its obligations under this Agreement or consummate the Merger by the Outside Date; provided that “Company Material Adverse Effect” excludes any Effect arising out of or resulting from any of the following: (i) general business, financial, credit, political or economic conditions in the United States (or changes therein); (ii) acts of war (whether or not declared), sabotage, terrorism, military actions, or the escalation thereof; (iii) changes in applicable accounting rules, including GAAP (or any authoritative interpretation thereof); (iv) any change in Law (or any authoritative interpretation thereof); (v) Covid-19 and any other disease outbreaks, epidemics, pandemics, or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States); (vi) conditions generally affecting companies in the same business as the Company; (vii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect, to the extent permitted by this definition), (viii) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect, to the extent permitted by this definition), (ix) natural disasters, (x) any actions required to be taken or not taken by the Company or any of its Subsidiaries pursuant to this Agreement or with Parent’s prior written consent; provided, that the foregoing clauses (i) - (vi) shall be considered in determining whether a “Company Material Adverse Effect” has occurred to the extent that such effect has a disproportionate adverse impact on the Company as compared to other companies in the same business as the Company.

(g) “Company Restricted Share” means each share of restricted Common Company Stock issued by the Company pursuant to, or otherwise governed by, any Company equity incentive plan that vests solely upon the continued service of the holder over a specified period of time, pursuant to which the holder has a right to retain such share of Company Common Stock after the vesting or lapse of restrictions applicable to such share.

(h) “Company Series A Junior Participating Preferred Stock” means the Series A Junior Preferred Stock, par value $0.01 per share, of the Company.

(i) “Company Series C Preferred Stock” means the Series C Preferred Stock, par value $0.01 per share, of the Company.

(j) “Company Series D Junior Participating Preferred Stock” means the Series D Junior Preferred Stock, par value $0.01 per share, of the Company.

(k) “Contracts” means any contracts, agreements, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.

(l) “COVID-19” means SARS-CoV-2 or COVID-19.

(m) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 and any evolutions or mutations thereof or related or associated epidemic, plague, pandemic or outbreak of illness or public health event.

(n) “Effect” means any event, occurrence, fact, condition, change, development, circumstance or effect or cause thereof.

(o) “Eligible Shares” means shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares.

(p) “Excluded Party” shall mean any Person from which the Company or its Representatives received during the Go-Shop Period a bona fide written Takeover Proposal that remains pending as of, and shall not have been withdrawn prior to, the expiration of the Go-Shop Period; provided, that any such Person shall cease to be an Excluded Party upon the earliest to occur of the following: (i) such Person’s Takeover Proposal is withdrawn, terminated or expires; and (ii) the Special Committee determines, based on the information then available and after consultation with the Company Financial Advisor, that such Takeover Proposal no longer constitutes a Superior Proposal or is no longer reasonably likely to lead to a Superior Proposal.

(q) “Fully Diluted Share Amount” means the total number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, excluding shares of Company Common Stock issuable upon conversion of the shares of Company Series C Preferred Stock outstanding as of immediately prior to the Effective Time.

(r) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; or (iii) any other substance that is or may become the subject of regulatory action under any Environmental Laws.

(s) “Intervening Event” means any Effect that materially affects the business, assets or operations of the Company and its Subsidiaries, taken as a whole, and that (i) was not known to, or reasonably foreseeable by, the Company as of the date of this Agreement (or, if known or reasonably foreseeable as of the date of this Agreement, the material consequences of which were not known to, or reasonably foreseeable by, the Company as of the date of this Agreement), which Effect, or the material consequences thereof, becomes known to, or reasonably foreseeable by, the Company prior to the time the Requisite Company Vote is obtained and (ii) does not involve or relate to (a) a Takeover Proposal, (b) any changes in the market price or trading volume of the Company, (c) any changes in the Company’s credit ratings, or (d) the Company meeting, failing to meet, or exceeding published or unpublished revenue or market consensus earnings projections, in each case in and of itself; provided, that the underlying causes of any of the changes referred to in the foregoing clauses (b), (c) and (d) may be considered and taken into account for determining whether an Intervening Event has occurred to the extent not otherwise excluded from this definition.

(t) “Knowledge” means, when used with respect to Parent or the Company, the knowledge of the Chief Executive Officer or Chief Financial Officer of the Company or Parent, as the case may be.

(u) “Laws” means any domestic or foreign laws, statutes, ordinances, rules, regulations, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Entity.

(v) “Liens” means any liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances.

(w) “ModusLink” means ModusLink Corporation.

(x) “ModusLink Assets” means the assets owned by ModusLink or its Subsidiaries as of the date of the ModusLink CVR Agreement, regardless of where such assets may be situated, and changes in such assets occurring after the date hereof.

(y) “ModusLink CVR Payment Amount” means (i) the ModusLink Net Sale Proceeds, divided by (ii) the Fully Diluted Share Amount; provided, however, that a ModusLink CVR Payment Amount would in no event result from a related party transaction or restructuring that results in a direct or indirect transfer of ModusLink Assets, but would include a subsequent sale to a third party of such ModusLink Assets.

(z) “ModusLink Net Sale Proceeds” means an amount (which shall not be less than zero) equal to (i) the Fair Market Value (as such terms in defined in the ModusLink CVR Agreement) of the aggregate amount of gross proceeds received by the Company, Parent or any of their Affiliates in connection with one or more ModusLink Sales (as such terms in defined in the ModusLink CVR Agreement) that are consummated within twenty four (24) months of the Effective Time plus (ii) the amount of any cash retained by the Company or its Subsidiaries that would otherwise have been included in the ModusLink Assets, minus (iii) an amount equal to (x) $80,000,000 plus (y) the ModusLink Sale Expenses (as such terms in defined in the ModusLink CVR Agreement); provided, that in the event the ModusLink Net Sale Proceeds for a given Partial ModusLink Sale do not exceed $80,000,000, such ModusLink Net Sale Proceeds shall be included in clause (i) of this calculation in addition to each subsequent ModusLink Sale; provided, further, that if any contingent or deferred compensation or earn-out is payable in respect of any ModusLink Sale, such amount shall be included in the calculation of “ModusLink Net Sale Proceeds” only upon actual receipt by the Company, Parent or any of their Affiliates.

(aa) “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.

(bb) “Parent Parties” means Steel Partners Holdings L.P., Steel Partners Holdings GP Inc., and the directors and officers of Steel Partners Holdings GP Inc.

(cc) “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(dd) “Requisite Company Vote” means the Common Stockholder Approval and the Preferred Stockholder Approval.

(ee) “Solvent” means, when used with respect to any Person, that, as of the date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (B) the amount that will be required to pay the probable liabilities of such Person as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities as they mature.

(ff) “Subsidiary” means, when used with respect to Parent or the Company, any other Person that Parent or the Company, as applicable, directly or indirectly owns or has the power to vote or control fifty percent (50%) or more of any other class or series of capital stock, limited liability company or membership interest, partnership interest or other equity interest of such Person; provided, however, that, notwithstanding the foregoing to the contrary, the Company shall not be a “Subsidiary” of Parent.

(gg) “Superior Proposal” means a bona fide, written and, except as permitted by Section 5.18, unsolicited Takeover Proposal involving a merger, an offer to acquire a substantial equity interest of the Company or a substantial portion of the Company Assets, or a recapitalization or restructuring of the Company (i) on terms and conditions more favorable from a financial point of view to the stockholders of the Company than those contemplated by this Agreement, (ii) the conditions to the consummation of which are all reasonably capable of being satisfied without delay, (iii) for which financing, to the extent required, is then committed or reasonably likely to be available and (iv) which was not made in violation of any standstill or similar agreement to which the Company is a party.

(hh) “Tail Period” means the six years from and after the Effective Time.

(ii) “Takeover Proposal” means any proposal or offer relating to (i) a merger, consolidation, share exchange or business combination involving the Company or any of its Subsidiaries, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of fifteen percent (15%) or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or a series of related transactions, representing fifteen percent (15%) or more of the voting power of the capital stock of Company or any of its Subsidiaries, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company or any of its Subsidiaries or (v) any other transaction having a similar effect to those described in clauses (i) - (iv), in each case, other than the Transactions.

(jj) “Unaffiliated Stockholder Approval” means the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock not owned, directly or indirectly, by the Parent Parties, any other officers or directors of the Company, or any other Person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any Person of which Merger Sub is a direct or indirect Subsidiary.

Section 8.2 Interpretation. The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law.

Section 8.3 Survival. The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered under this Agreement shall terminate at the earlier of the Effective Time and upon the valid termination of this Agreement under Article VII, except that the agreements set forth in Article I and Article II and Section 5.8(b), Section 5.11, and this Article VIII shall survive the Effective Time, those set forth in Section 7.5, Section 7.6 and this Article VIII shall survive termination of this Agreement. This Section 8.3 shall not limit any covenant or agreement of a Party which, by its terms, contemplates performance after the Effective Time.

Section 8.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to the Laws that might otherwise govern under applicable principles of conflicts of law.

Section 8.5 Submission to Jurisdiction. To the fullest extent permitted by applicable Laws, each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent that the Court of Chancery of the State of Delaware is found to lack jurisdiction, then the Superior Court of the State of Delaware or, to the extent that both of the aforesaid courts are found to lack jurisdiction, then the United States District Court of the District of Delaware (collectively with any appellate courts thereof, the “Courts”), in any Legal Actions directly or indirectly arising out of or relating to this Agreement, any document or certificate contemplated by this Agreement or the Transactions or thereby or to interpret, apply or enforce this Agreement, any document or certificate contemplated by this Agreement or the Transactions or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such Legal Actions except in the Courts, (b) agrees that any claim in respect of any such Legal Actions may be heard and determined in the Courts, (c) waives any objection which it may now or hereafter have to the laying of venue of any such Legal Actions in the Courts and (d) waives the defense of an inconvenient forum to the maintenance of any such Legal Actions in the Courts. To the fullest extent permitted by applicable Laws, each of the Parties agrees that a final judgment in any such Legal Actions shall be conclusive and may be enforced in other jurisdictions by Legal Actions on the judgment or in any other manner provided by applicable Law. Each of the Parties irrevocably consents to service of process in the manner provided for notices in Section 8.7 or in any other manner permitted by applicable Laws.

Section 8.6 Waiver of Jury Trial. Each of the Parties acknowledges and agrees that any controversy directly or indirectly arising out of or relating to this Agreement, any document or certificate contemplated by this Agreement or the Transactions is likely to involve complicated and difficult issues and, therefore, it irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Actions directly or indirectly arising out of or relating to this Agreement, any document or certificate contemplated by this Agreement or the Transactions. Each of the Parties certifies and acknowledges that (a) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of any Legal Actions, seek to enforce the foregoing waiver, (b) such Party has considered the implications of this waiver, (c) such Party makes this waiver voluntarily and (d) such Party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

Section 8.7 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) personally delivered or by an internationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt of such notice by email or any other method described in this Section 8.7. Such communications must be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 8.7.

If to Parent or Merger Sub, to:

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York, 10022

Attention: ***
Email: ***

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

333 SE 2nd Avenue, Suite 4400

Miami, FL 33131

Attention: Alan I. Annex and Brian H. Blaney

Email: annexa@gtlaw.com and blaneyb@gtlaw.com

If to the Company, to:

Steel Connect, Inc.

2000 Midway Ln

Smyrna, Tennessee, 37167

Attention: ***
Email: ***

with a copy (which shall not constitute notice) to:

Dentons US LLP
22 Little W 12th Street
New York, NY 10014
Attention: Victor H. Boyajian, Ira L. Kotel, and Ilan Katz

Email: Victor.boyajian@us.dentons.com,
ira.kotel@dentons.com, and ilan.katz@dentons.com

and

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020-1095
Attention: Colin J. Diamon, Andrew J. Ericksen, Adam Cieply
Email: cdiamond@whitecase.com; aj.ericksen@whitecase.com; adam.cieply@whitecase.com or to such other Persons or addresses as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 8.8 Entire Agreement. This Agreement (including exhibits to this Agreement) and the Company Disclosure Letter constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the Parties.

Section 8.9 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the Parties any rights or remedies; provided, however, that, notwithstanding the foregoing, the Indemnified Persons are intended third-party beneficiaries of, and may enforce, Section 5.11.

Section 8.10 Severability. To the fullest extent permitted by applicable Laws, the provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of the provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

Section 8.11 Rules of Construction. The Parties have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any, agreement or other document shall be construed against the Party drafting such agreement or other document to the fullest extent permitted by applicable Laws.

Section 8.12 Assignment. This Agreement shall not be assignable by operation of law or otherwise, except that Parent may designate, by written notice to the Company, a Subsidiary that is wholly-owned by Parent to be merged with and into the Company in lieu of Merger Sub, in which event all references in this Agreement to Merger Sub shall, to the fullest extent permitted by applicable Laws, be deemed references to such Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such Subsidiary as of the date of such designation. Any purported assignment in violation of this Section 8.12 shall be null and void.

Section 8.13 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party shall be cumulative with and not exclusive of any other remedy contained in this Agreement, at law or in equity and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

Section 8.14 Specific Performance. The Parties acknowledge and agree that (a) irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and (b) monetary damages would both be incalculable and an insufficient remedy for such failure or breach. It is accordingly agreed that, in addition to any other remedy they are entitled to at law or in equity, each of the Parties shall, to the fullest extent permitted by applicable Laws, be entitled to specific performance and the issuance of immediate injunctive and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof in the Courts, without the necessity of proving the inadequacy of money damages as a remedy, and, to the fullest extent permitted by applicable Laws, the Parties further waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties are entitled at Law or in equity. Each of the Parties further agrees, to the fullest extent permitted by applicable Laws, that in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate or that the consideration reflected in this Agreement was inadequate or that the terms of this Agreement were not just and reasonable.

Section 8.15 Counterparts; Effectiveness. To the fullest extent permitted by applicable Laws, this Agreement and any document or certificate contemplated by this Agreement may be executed and delivered, including by e-mail of an attachment in Adobe Portable Document Format or other file format based on common standards (“Electronic Delivery”), in any number of counterparts, and in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in-person. To the fullest extent permitted by applicable Laws, none of the Parties shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or this Agreement or any document or certificate contemplated by this Agreement was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each forever waives any such defense, except to the extent that such defense relates to lack of authenticity. This Agreement shall become effective when each Party shall have received counterparts signed by all of the other Parties.

Section 8.16 Special Committee. Notwithstanding anything to the contrary set forth in this Agreement (but subject to the provisions of this Section 8.16), until the Effective Time, (a) the Company may take the following actions only with the prior approval or recommendation of the Special Committee: (i) amending, restating, modifying or otherwise changing any provision of this Agreement; (ii) waiving any right under this Agreement or extending the time for the performance of any obligation of Parent or Merger Sub under this Agreement; (iii) terminating this Agreement; (iv) taking any action under this Agreement that expressly requires the approval of the Special Committee; (v) making any decision or determination, or taking any action under or with respect to this Agreement or the transactions contemplated hereby, that would reasonably be expected to be, or is required to be, approved, authorized, ratified or adopted by the Company Board; (vi) granting any approval or consent for, or agreement to, any item for which the approval, consent or agreement of the Company is required under this Agreement; and (vii) agreeing to do any of the foregoing and (b) no decision or determination shall be made, or action taken, by the Company or by the Company Board under or with respect to this Agreement or the Transactions without first obtaining the approval of the Special Committee. For the avoidance of doubt, (A) any requirement of the Company or the Company Board to obtain the approval of the Special Committee pursuant to this Section 8.16 shall not, and shall not be deemed to, modify or otherwise affect any rights of the Company, or any obligations of the Company to Parent or Merger Sub set forth in this Agreement and (B) in no event shall the Special Committee have the right, power or authority to cause the Company to take any action or matter (other than the election of directors) expressly required by the DGCL to be submitted to the Company’s stockholders for approval.

(Signature Page Follows)

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc., its general partner

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

SP MERGER SUB, INC.

By:	/s/ Gordon A. Walker
Name: Gordon A. Walker
Title: President

STEEL CONNECT, INC.

By:	/s/ Jason Wong
	Name:	Jason Wong
	Title:	Chief Financial Officer

EXHIBIT B

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

STEEL CONNECT, INC.

Steel Connect, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1. The Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended by inserting the following new subparagraph (c) to Section 15 of the Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of the Corporation filed with the Secretary of State of the State of Delaware on December 15, 2017:

“(c) Reference is hereby made to that certain Agreement and Plan of Merger, by and among Steel Partners Holdings L.P., SP Merger Sub, Inc. and the Corporation (as amended, the “Merger Agreement”). Notwithstanding anything to the contrary in this Certificate of Designations, the term “Liquidation Event” as such term is defined in and used in this Certificate of Designations shall not include, nor be deemed to include, the Merger Agreement, the Merger (as defined in the Merger Agreement and hereinafter, the “Merger”) or the other transactions contemplated by the Merger Agreement, such that (i) at the Effective Time (as defined in the Merger Agreement and hereinafter, the “Effective Time”), by virtue of the Merger, each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding as provided by the Merger Agreement, (ii) no written notice of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement shall be required to be provided to the Holders pursuant to Section 6(e), (iii) no cash distributions shall be made (or be required to be made) to the Holders prior to, upon or immediately following completion of the Merger or the other transactions contemplated by the Merger Agreement and no such closing shall be postponed or cancelled, in each case, pursuant to Section 6(f), (iv) the prior affirmative vote or prior consent of the Majority Holders, voting or consenting separately as a single class, shall not be required by Section 6(g) or Section 14(b)(ii) and (v) no adjustment shall be made pursuant to Section 7(f); provided, however, that nothing in this Section 15(c) shall eliminate, restrict or impair the rights of the Holders provided by Section 13, including, without limitation, the right of the Holders to vote on all matters as to which holders of Common Stock shall be entitled to vote, in the same manner and with the same effect as such holders of Common Stock, voting together with the holders of Common Stock as one class (including, without limitation, with respect to any matter relating to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, any amendment of the Certificate of Incorporation, any increase or decrease in the number of authorized shares of Common Stock of the Corporation or any other matter subject to the vote or consent of the holders of Common Stock).”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed and acknowledged this ___ day of _____________, 2022.

STEEL CONNECT, INC.

By:
Name:
Title: